

July 28, 2011

Via Facsimile
Pei-Fen (Patricia) Chou
Chief Financial Officer
Actions Semiconductor Co., Ltd.
15-1, No. 1, HIT Road
Tangjia Zhuhai, Guangdong, 519085
The People's Republic of China

>   **Re: Actions Semiconductor Co., Ltd.**
>   **Form 20-F for the fiscal year ended December 31, 2010**
>   **Filed April 22, 2011**
>   **File No. 000-51604**

Dear Ms. Chou:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2010

We may incur significant costs…, page 22

1. On page 22 of the Company's Form 20-F for the year ending on December 31, 2010, the Company notes, in relevant part, that generally a company would not be considered an "investment company" and would not be required to register under the Investment Company Act of 1940 (the "1940 Act") if the company (a) is "primarily engaged … in a business or businesses other than that of investing,

reinvesting, owning, holding or trading in securities;" or (b) "has investment securities that comprise less than 40% of its total assets (exclusive of US government securities or cash items) on an unconsolidated basis." The Form 20-F states that the Company "engages primarily in the businesses of designing, developing and marketing integrated platform systems."

The Form 20-F does not disclose whether investment securities account for more than 40% of the Company's adjusted total assets on a consolidated basis. As of the year ended December 31, 2010, it appears that investment securities comprised over 80% of the Company's total assets (exclusive of US government securities or cash items) on a consolidated basis. Please calculate and state the Company's holdings of investment securities as a percentage of its total assets (exclusive of US government securities or cash items) on an unconsolidated basis. *See*, section 3(a)(1)(C) of the 1940 Act. If this percentage exceeds 40%, please provide a written explanation as to why the Company would not be an investment company subject to registration and regulation under the 1940 Act. You may wish to discuss exclusions from the definition of "investment company" under the 1940 Act in your analysis. For example, Section 3(b)(1) of the 1940 Act provides that, notwithstanding Section 3(a)(1)(C), an issuer "primarily engaged" in a business other than that of investing, reinvesting, owning, holding, or trading in securities is not an investment company. (For a discussion of the relevant criteria for determining whether a company is primarily engaged in a non-investment company business, see Investment Company Act Release Nos. 25835 (Nov. 26, 2002) and 26077 (June 16, 2003).)

Notwithstanding the percentage of the Company's adjusted total assets that are investment securities, the Company could be an investment company required to register under the 1940 Act if it is, or holds itself out as being, engaged primarily in the business of investing, reinvesting, or trading in securities. Section 3(a)(1)(A). Please also explain why the Company would not be an investment company under this definition.

Item 5. Critical Accounting Policies and Estimates

Revenue Recognition, page 40

2. We reference the disclosure that you recognize revenue when delivery has occurred and collectability is determined to be reasonably assured. In future filings please also include a discussion of how you determine that delivery has occurred and when collectability is reasonable assured.

Share-based Compensation Expense, page 40

3. In future filings please disclose how you account for and calculate any additional compensation cost related to modifications of stock options.

Goodwill, page 40

4. In future filings please identify your reporting units or, at a minimum, disclose the number of reporting units you identified.

5. As a related matter, please tell us how you assessed that goodwill related to Mavrix was not impaired at December 31, 2010. We note the disclosure from page 45 that Mavrix experienced fatal and unexpected business challenges during 2010.

Results of Operations, page 41

Year ended December 31, 2010 and 2009, page 43

Revenues, page 43

6. We see that revenues decreased 14% from 2009 to 2010 and 53% from 2008 to 2009. Your explanation for the fluctuations of revenues for both periods attributes the decrease to the decline in average selling prices and the drop in demand after the global financial crisis in 2008. In future filings please disclose the underlying reason that the global financial crisis had such an impact on the demand for your products. We note that many semiconductor companies rebounded during 2010. Please discuss whether you experienced any improved performance during the latter half of 2010. Please provide us with a copy of the disclosure that you plan to include in future filings.

B. Liquidity and Capital Resources, page 45

7. It appears from pages F-5 and F-12 that a significant portion of your assets consist of "money market deposits and trust financial products." Please tell us, and revise future filings to clearly discuss, the nature of the material components of those assets as necessary to provide your investors with information necessary for a clear understanding of your financial condition. Also, if these securities are reasonably likely to affect your financial condition in a material way, please expand your discussion and analysis in applicable future filings to provide your investors with information necessary for a clear understanding of the trend or uncertainty. Refer to Item 303(a) of Regulation S-K. For example, please tell us and revise future filings to identify the percentage and nature of the trust financial products you hold such as the nature and composition of underlying investments,

indicate what factors may affect the value of those securities, and disclose any material risks. Also add any appropriate disclosure required by Item 305 of Regulation S-K.

8. We see that substantially all your cash is held in the PRC. As applicable, in future filings please expand MD&A to describe your processes for transfers of cash between your Chinese subsidiaries and the holding company in the Cayman Islands. Please also describe restrictions, such as those arising from PRC government regulations, which could impact your ability to transfer cash within your corporate structure. Please further address the potential tax impact that could arise from repatriation of undistributed earnings of your foreign subsidiaries. Show us how you intend to address this comment.

Capital Expenditures, page 46

9. Please tell us, and revise future filings to clarify, the nature and purpose of your capital expenditures. For example, tell us if the property, plant and equipment you bought intended to replace on add to your existing property, plant and equipment.

D. Trend Information, page 50

10. With a view toward clarified disclosure in future filings, please tell us how the "combination of factors that fueled the initial growth of [y]our industry have changed" and the material factors that are now driving your industry.

Item 15. Controls and Procedures, page 76

Management's Annual Report on Internal Control over Financial Reporting, page 77

11. We reference the discussion in your auditor's report on the effectiveness of internal control over financial reporting on page F-3 of the exclusion from the assessment the internal controls at Mavrix Technology. This disclosure references similar disclosure in management's report on internal control over financial reporting. However, we do not see a similar discussion in management's report on internal control over financial reporting. Please reconcile.

Consolidated Financial Statements

Note 5. Investments in Equity Method Investees, page F-19

12. Please show us how you calculated the gain on deconsolidation of Beijing
Actions. Please reference FASB ASC 810-10-40. Future filings should also
include disclosure of how the gain was determined.

13. We see that you provide summarized financial information for equity
investments. Please tell us how you considered that you are required to submit
financial statements for any individually significant equity investees under Rule
3-09 of Regulation S-X. Please note that Rule 3-09 of Regulation S-X requires
that if any of the conditions set forth in Rule 1-02(w) of Regulation S-X exceed
20 percent, separate annual financial statements for each subsidiary not
consolidated should be provided.

Note 16. Income Taxes, page F-28

14. In future filings please provide the disclosures required by FASB ASC 740-30-
50-2 regarding undistributed earnings of subsidiaries. Please provide us with a
copy of your proposed revised disclosure.

Note 18. Segment and Geographic Information, page F-33

15. In future filings please include the disclosures about individual products and
services as required by FASB ASC 280-10-50-40.

Exhibits 12.1 and 12.2

16. We note that the identification of the certifying individual at the beginning of the
certification required by Exchange Act Rule 13a-14(a) also includes the title of
the certifying individual. In future filings, the identification of the certifying
individual at the beginning of the certification should be revised so as not to
include the individual's title.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the
company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please do not hesitate to contact Jay Mumford at (202) 551-3637 or Geoff Kruczek at (202) 551-3641.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief